                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Kerr-McGee Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    492386107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 24, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            High River Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            1,560,300

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            1,560,300

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,560,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.95%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Hopper Investments LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/


6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            1,560,300

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            1,560,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,560,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.95%

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Barberry Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            1,560,300

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            1,560,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,560,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.95%

14    TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Icahn Partners Master Fund L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            3,184,976

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            3,184,976

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,184,976

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.95%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Icahn Offshore L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            3,184,976

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            3,184,976

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,184,976

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.95%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            CCI Offshore LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            3,184,976

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            3,184,976

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,184,976

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.95%

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Icahn Partners L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            3,056,224

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            3,056,224

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,056,224

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.87%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Icahn Onshore L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            3,056,224

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            3,056,224

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,056,224

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.87%

14    TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            CCI Onshore LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            3,056,224

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            3,056,224

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,056,224

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.87%

14    TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1     NAME OF REPORTING PERSON
            Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            7,801,500

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            7,801,500


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,801,500


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.77%

14    TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

      This Statement constitutes Amendment No. 2 to the Schedule 13D previously filed on March 3, 2005, as amended by Amendment No. 1 filed on March 10, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended.


Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price of the 7,801,500 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $563,200,887.89 (including commissions and, with respect to Shares acquired upon exercise of options, including option purchase prices). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin accounts in the regular course of business.


Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

      On March 10, 2005, the Issuer filed a lawsuit in federal court in Oklahoma against the Reporting Persons, the JANA Parties and certain of their respective affiliates. A copy of the amended complaint filed by the Issuer (the "Complaint") is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.

      On March 17, 2005, the Reporting Persons sent a letter to the Issuer (the "Demand Letter"), demanding, pursuant to Delaware law, the right to inspect certain books and records (including stockholder list materials) of the Issuer. A copy of the Demand Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Demand Letter are qualified in their entirety by reference to the Demand Letter.

      On March 24, 2005, the Reporting Persons, the JANA Parties and certain related parties filed a preliminary proxy statement with the SEC relating to the solicitation of proxies on behalf of Carl C. Icahn and Barry S. Rosenstein as candidates for director at the Issuer's 2005 annual meeting of stockholders.

      On March 24, 2005, the Reporting Persons and the JANA Parties agreed to each pay half of all costs related to the solicitation of proxies (including expenditures for public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses), except that the Reporting Persons and the JANA Parties will each bear their own legal expenses.

THE REPORTING PERSONS, THE JANA PARTIES AND CERTAIN RELATED PARTIES FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH [24], 2005 RELATING TO THEIR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION WITH RESPECT TO THE 2005 ANNUAL MEETING OF KERR-MCGEE'S STOCKHOLDERS. THE PRELIMINARY PROXY STATEMENT CONTAINS DETAILED INFORMATION REGARDING THE NAMES, AFFILIATIONS AND INTERESTS OF PERSONS WHO MAY BE DEMEED PARTICIPANTS IN THE SOLICITATION OF

PROXIES OF KERR-MCGEE'S STOCKHOLDERS. THESE PARTIES INTEND TO FILE A DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.


Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

      (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,801,500 Shares, representing approximately 4.77% of the Issuer's outstanding Shares (based upon the 163,442,818 Shares stated to be outstanding as of March 11, 2005 by the Issuer in the Issuer's preliminary proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on March 18,
2005).

      (b) High River has sole voting power and sole dispositive power with regard to 1,560,300 Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,184,976 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,056,224 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

      The Reporting Persons may be deemed to be members of a "group" with the JANA Parties within the meaning of Section 13(d)(3) of the Act. As such, the group may be deemed to beneficially own Shares owned by the Reporting Persons and the JANA Parties. Upon information and belief, the JANA Parties, as of the close of business on March 23, 2005, may be deemed to beneficially own 4,378,000 Shares in the aggregate. Accordingly, the 12,179,500 Shares that may be deemed to be beneficially owned in the aggregate by the group constitutes approximately 7.5% of the Shares outstanding. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are the beneficial owners of Shares owned by the JANA Parties.

      (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by the Reporting Persons. All such transactions were effected in the open market and the table includes commissions paid in per share prices.


                                         No. of Shares            Price
       Name                 Date           Purchased           Per Share
       ----                 ----           ---------           ---------
High River                03/11/05           10,000             77.5100
High River                03/16/05           60,000             78.7567
High River                03/23/05           14,100             77.9401

                                         No. of Shares            Price
       Name                 Date           Purchased           Per Share
       ----                 ----           ---------           ---------
Icahn Master              03/11/05           20,400             77.5100
Icahn Master              03/16/05          122,400             78.7567
Icahn Master              03/23/05           28,764             77.9401
Icahn Partners            03/11/05           19,600             77.5100
Icahn Partners            03/16/05          117,600             78.7567
Icahn Partners            03/23/05           27,636             77.9401


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

      On March 10, 2005, the Issuer filed a lawsuit in federal court in Oklahoma against the Reporting Persons, the JANA Parties and certain of their respective affiliates. A copy of the Complaint is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.

      On March 17, 2005, the Reporting Persons sent to the Issuer the Demand Letter more fully described in Item 4. A copy of the Demand Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Demand Letter are qualified in their entirety by reference to the Demand Letter.

      On March 24, 2005, the Reporting Persons, the JANA Parties and certain related parties filed a preliminary proxy statement with the SEC relating to the solicitation of proxies on behalf of Carl C. Icahn and Barry S. Rosenstein as candidates for director at the Issuer's 2005 annual meeting of stockholders.

      On March 24, 2005, the Reporting Persons and the JANA Parties agreed to each pay half of all costs related to the solicitation of proxies (including expenditures for public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses), except that the Reporting Persons and the JANA Parties will each bear their own legal expenses.

Item 7. Material to be Filed as Exhibits

1 Complaint filed by the Issuer against the Reporting Persons and the JANA Parties.

2     Letter from the Reporting Persons to the Issuer.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2005


HOPPER INVESTMENTS LLC

      By:   Barberry Corp.


            By:    /s/ Edward E. Mattner
                   ---------------------
            Name:  Edward E. Mattner
            Title: Authorized Signatory

BARBERRY CORP.


            By:    /s/ Edward E. Mattner
                   ---------------------
            Name:  Edward E. Mattner
            Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:   Hopper Investments LLC, General Partner

      By:   Barberry Corp., member


      By:   /s/ Edward E. Mattner
            ---------------------
            Name: Edward E. Mattner
            Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

      By:    /s/ Edward E. Mattner
             ---------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory



      [Signature Page of Amendment #2 to Schedule 13D - Kerr-McGee, Inc.]

ICAHN OFFSHORE L.P.

      By:    /s/ Edward E. Mattner
             ---------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory

CCI OFFSHORE LLC

      By:    /s/ Edward E. Mattner
             ---------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory

ICAHN PARTNERS L.P.

      By:    /s/ Edward E. Mattner
             ---------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory

ICAHN ONSHORE L.P.

      By:    /s/ Edward E. Mattner
             ---------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory

CCI ONSHORE LLC

      By:    /s/ Edward E. Mattner
             ---------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory


/s/ Carl C. Icahn
----------------------------
CARL C. ICAHN



      [Signature Page of Amendment #2 to Schedule 13D - Kerr-McGee, Inc.]